January 11, 2022

Via Edgar Filing as correspondence

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re: Barnes & Noble Education, Inc. (“we” or the “Company”)
Form 10-K for the Fiscal Year Ended May 1, 2021 Filed June 30, 2021
Form 10-Q for the Quarterly Period Ended October 31, 2021 Filed November 30, 2021
File No. 001-37499

Dear Mr. Shapiro and Ms. Brillant:

This letter is to acknowledge receipt of the comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission dated January 6, 2022, with respect to the above referenced Form 10-K and Form 10-Q.

In the Staff letter, you requested that we provide our response to each of the comments within 10 business days or tell you when we will provide you with our response. We are not able to respond to the comments within 10 business days of the receipt of the letter because of current projects and scheduling impacting the availability of our management and accounting personnel. Pursuant to a telephonic conversation between Suzanne Hanselman, Baker & Hostetler, LLP, our outside counsel, and Ms. Brillant, we intend to provide you with our response on or before February 4, 2022.

If you have any questions or comments regarding the foregoing, please contact me at 908-991-2966.

Sincerely,

/s/ Thomas Donohue

Thomas Donohue
Executive Vice President and Chief Financial Officer
Barnes & Noble Education, Inc.

Cc:
Michael C. Miller
Suzanne Hanselman, Baker & Hostetler, LLP